UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2019

Commission File Number: 001-35755

URBAN TEA, INC.

(Translation of registrant’s name into English)

Huakun Times Plaza, Room 1118, Floor 11

No. 200, Erduan, East Xiang Fu Road

Yuhua District, Changsha, China

Tel: +86 511-8673-3102

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note : Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On December 18, 2019, Linchai Zhang resigned from her position as a director of the Board of Directors (the “Board”) and Chairwoman of the Nominating and Corporate Governance Committee at Urban Tea, Inc. (the “Company”). Ms. Zhang’s resignation did not result from any disagreement with the Company.

On December 18, 2019, Qinbai Zhou was appointed as a director of the Board and the Chairman of the Nominating and Corporate Governance Committee to fill in the vacancy created by Ms. Zhang’s resignation effective immediately.

Mr. Zhou has served as the Marketing Director of Shennong Dafenghuaqiang Seed Industry Co., Ltd. since August 2013. From March 2006 to July 2013, Mr. Zhou served as the Sales Manager of Huatai Securities Co., Ltd. Mr. Zhou obtained his bachelor’s degree in Economic Law from Hunan University of Technology and Commerce in China.

Mr. Zhou has no family relationships with any of the executive officers or directors of the Company. There have been no transactions in the past two years to which the Company or any of its subsidiaries was or is to be a party, in which Mr. Zhou had, or will have, a direct or indirect material interest.

The Company entered into a director agreement with Mr. Zhou pursuant to which he shall receive an annual base salary of $8,000. The director agreement is qualified in its entirety by reference to the complete text of the agreement, which is filed hereto as Exhibit 99.1.

(d) Exhibits

Exhibit No.	Description

99.1	Director Agreement by and between Qinbai Zhou and Urban Tea, Inc. dated December 18, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

URBAN TEA, INC.

Date: December 23, 2019	By:	/s/ Long Yi
	Name:	Long Yi
	Title:	Chief Executive Officer

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